SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 8)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A8	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,100,718
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
2,100,718
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A8	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
2,100,718[2]
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
2,100,718[3]
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A8

This constitutes Amendment No. 8 (the “Amendment No. 8”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 8 is to report that representatives of TAR SITO LendCo LLC (“TAR LendCo”) — the senior secured lender of the Issuer — and TAR Holdings, LLC (“TAR Holdings” and, together with TAR LendCo, “TAR”) — the largest stockholder of the Issuer — have continued to attempt to engage constructively and in good faith with the Issuer with respect to TAR’s concerns regarding the Issuer. As previously reported, and has been conveyed to the Issuer’s management on multiple occasions, if the Issuer and its management are willing to engage immediately in a fulsome a productive manner with TAR, TAR LendCo would consider discussing a waiver of certain breaches and events of default, and a potential restructuring of amounts outstanding, under the Secured Note (and other Loan Documents) (the “Secured Loan”) that TAR LendCo acquired on July 11, 2017. Among other things, TAR LendCo potentially would consider (subject to certain conditions, including adequate Board representation) (i) extending the maturity date of the Secured Note, (ii) exchanging the Secured Note into indebtedness convertible into Common Stock, (iii) permitting the Issuer to enter into a secured working capital facility in a reasonable amount (to allow the Issuer access to the capital markets), and (iv) granting the Issuer more flexibility to monetize its patent portfolio).

Notwithstanding the repeated good faith attempts by TAR to work positively with the Issuer, the Issuer and its management inexplicably have refused to have discussions with TAR in a constructive way. Such refusal by the Issuer’s Board and management to engage with TAR, particularly to restructure the Secured Loan so as to avoid the Issuer’s current breaches and defaults and give the Issuer more runway and flexibility, leads TAR to conclude that the Issuer’s Board and management team are not competent to govern the Issuer properly and in a means best suited to maximize the value of the Issuer’s business. Specifically, TAR no longer believes that Mr. Thomas Pallack, CEO of the Issuer, has the requisite experience or knowledge to manage the Issuer (and TAR hereby rescinds the support it expressed previously for Mr. Pallack). In addition, it is TAR’s understanding that the members of the Issuer’s Board and management collectively own only approximately 130,000 shares (equaling less than 1 percent) of the outstanding Common Stock. TAR believes that such de minimis ownership clearly demonstrates that the interests of the Board and management are not aligned with those of the Issuer’s stockholders.

Due to the refusal of the Issuer’s Board and management to take available and necessary steps to avoid a default under the Secured Loan, the apparent inability of the Board and management to operate the Issuer’s business appropriately, and the misalignment of the Board’s and management’s interests with those of the Issuer’s constituents, TAR believes that the Board should promptly and diligently pursue a sale of the Issuer and its business or assets in order to avoid a destruction of value for the Issuer’s stakeholders.

If the Issuer continues to refuse to constructively engage with TAR and take corrective steps to address TAR’s significant concerns, TAR LendCo and TAR Holdings reserve all of their respective rights to take any actions necessary and appropriate to protect their interests (including, among other things, foreclosing on the collateral securing the Secured Loan).

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

TAR Holdings LLC

By:      /s/ Karen Singer
Name: Karen Singer
Title:   Member